Exhibit 99.1
Announcement on Acquisition of Treasury Share

On March 26, 2020, the board of directors of Shinhan Financial Group Co., Ltd. (hereafter “SFG”) resolved to acquire treasury shares within the profits available for dividends in connection with the announcement on Form 6-K dated November 14, 2019, ‘Notice of Capital Management Policy in Relation to Proposed Stock Exchange Transaction with Orange Life Insurance.’ The details are as follows:

1.	Number of Shares to be Acquired: 5,484,460 common shares

2.	Estimated Acquisition Amount: KRW 150,000,000,000

3.	Scheduled Acquisition Period: March 27, 2020 - June 26, 2020

4.	Purpose of Acquisition: Cancellation of shares

5.	Acquisition Method: Acquisition on the stock exchange (KRX)

6.	Entrusted Brokerage Company: Shinhan Investment Corp.

7.	Treasury Stock Holdings as of March 26, 2020: -Acquisition within the profits available for dividends: 0 shares -Other Acquisition: 3,926 common shares

8.	Date of resolution by the board of directors: March 26, 2020

9.	Limit of Buying Order per Day: 667,516 shares

10.	Limit of Acquiring Treasury Shares as of March 26, 2020:

(Unit: KRW millions)
Items	Amount
1. Upper limit of profits available for dividends in accordance with the Korean Commercial Code as of the end of the previous fiscal year	5,607,066
2. Amount of treasury shares acquired since the end of the previous fiscal year	—
3. Dividends and related earnings surplus reserves resolved at the annual general shareholders’ meeting held since the end of the previous fiscal year	1,000,107
4. Quarterly/interim dividends and related earnings surplus reserves resolved at the meeting of the board of directors since the end of the previous fiscal year	—
5. Contract amount for the trust agreement	—
6. Acquisition cost of the treasury shares if disposed after the end of the previous fiscal year (moving average)	557,365
Limitation on the acquisition price of treasury shares (1-2-3-4-5+6)	5,164,324

11.

Other Considerations

- SFG announced its plans to acquire treasury shares and cancel shares in 2020 through the Form 6-K dated November 14, 2019.

- The above “1. Number of Shares to be Acquired” and “2. Estimated Acquisition Amount” are calculated using the closing share price of common shares of SFG on March 25, 2020 (one day prior to this announcement). The actual number of treasury shares to be acquired and the acquisition amount are subject to change depending on share price fluctuation.

- The above “3. Scheduled Acquisition Period” is set in accordance with Paragraph (3) of Article 176-2 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act of Korea (the “Enforcement Decree”). However, pursuant to Paragraph (2)-6 of Article 176-2 of the Enforcement Decree, SFG may not acquire treasury shares until April 27, 2020 due to the recent disposal of treasury shares in connection with a comprehensive stock exchange between SFG and Orange Life Insurance, Ltd. on January 28, 2020. Therefore, SFG will commence the actual acquisition of treasury shares from April 28, 2020.

- Following the completion of the acquisition of treasury shares, SFG plans to cancel the treasury shares acquired pursuant to Article 343-1 of the Korean Commercial Code. The board of directors of SFG also resolved to cancel the treasury shares acquired pursuant to this announcement, and please refer to another Form 6-K announcement for details on the cancellation of shares made on the date hereof.

- The above “9. Limit of Buying Order per Day” is calculated as below in accordance with Article 5-5 of the Regulation on Securities Issuance and Disclosures. However, pursuant to the Financial Services Commission’s announcement regarding stock market stabilization measures on March 13, 2020, the current limits on stock buybacks have been lifted for listed companies up to the total number of shares to be acquired during the six-month period starting March 16, 2020:

  ※Min[ Max[ ①, ② ], ③ ]
  ① 10 % of number of treasury shares to be acquired reported by this announcement: 548,446 shares

    ② 25% of daily average trading volume for the last one-month: 667,516 shares

    ③ 1% of total issued and outstanding shares: 4,999,145 shares